Curaleaf Holdings, Inc. Investor Relations Curaleaf to Report Second Quarter 2025 Financial and Operational Results STAMFORD, Conn., July 8, 2025 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced that it will report its financial and operating results for the second quarter ended June 30, 2025 after market close on August 6, 2025. Management will host a conference call and audio webcast that afternoon at 5:00 p.m. ET consisting of prepared remarks followed by a question-and-answer session related to the Company's operational and financial highlights. Event: Curaleaf Second Quarter 2025 Financial Earnings Conference Call Date: Wednesday, August 6, 2025 Time: 5:00 p.m. ET Live Call: +1-844-512-2926 (U.S.), +1-416-639-5883 (Canada) or +1-412-317-6300 (International) Passcode: 3090114 Webcast: https://ir.curaleaf.com/events For interested individuals unable to join the conference call, a dial-in replay of the call will be available until August 13, 2025, and can be accessed by dialing +1-877-344-7529 (U.S.), +1-855-669-9658 (Canada) or +1- 412-317-0088 (International) and entering replay pin number: 1472267 About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, JAMS, Find and Zero Proof provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Curaleaf IR Twitter Account: https://twitter.com/Curaleaf_IR Investor Relations Website: https://ir.curaleaf.com/ Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: Curaleaf Holdings, Inc. Jordon Rahmil, VP Corporate Communications media@curaleaf.com SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2025-07-08-Curaleaf-to-Report-Second-Quarter-2025-Financial-and-Operational-Results